Exhibit 12.1

CALCULATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Years Ended December 31,
(Dollars in thousands)	September 30, 2017	2016	2015	2014	2013	2012
Earnings
Pre-tax income from continuing operations	$12,368	$11,747	$9,976	$10,266	$10,422	$7,766
Interest on deposits	4,234	4,695	4,152	4,586	5,581	8,434
Interest on debt	3,148	3,447	3,193	2,112	2,065	2,170
Fixed charges excluding preferred stock dividend	7,382	8,142	7,345	6,698	7,646	10,604
Total earnings including interest on deposits	$19,750	$19,889	$17,321	$16,694	$18,068	$18,370
Total earnings excluding interest on deposits	$15,516	$15,194	$13,169	$12,378	$12,487	$9,936

Fixed Charges and Preferred Stock Dividends
Interest on deposits	$4,234	$4,695	$4,152	$4,586	$5,581	$8,434
Interest on debt	3,148	3,447	3,193	2,112	2,065	2,170
Total fixed charges	7,382	8,142	7,345	6,698	7,646	10,604

Preferred stock dividend	—	—	36	316	313	311
Combined fixed charges and preferred stock dividends	$7,382	$8,142	$7,381	$7,014	$7,959	$10,915
Combined fixed charges excluding interest on deposits	$3,148	$3,447	$3,193	$2,112	$2,065	$2,170
Combined fixed charges and preferred stock dividends excluding interest on deposits	$3,148	$3,447	$3,229	$2,428	$2,378	$2,481

Ratio of earnings to fixed charges
Including deposits	2.68	2.44	2.36	2.53	2.36	1.73
Excluding deposits	4.93	4.41	4.12	5.86	6.05	4.58
Ratio of earnings to combined fixed charges and preferred stock dividends
Including deposits	2.68	2.44	2.35	2.42	2.27	1.68
Excluding deposits	4.93	4.41	4.08	5.10	5.25	4.00